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                              February 5, 2021

       Amir Schlachet
       Chief Executive Officer
       Global-E Online Ltd.
       25 Basel Street
       Petah Tikva 4951038, Israel

                                                        Re: Global-E Online
Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
22, 2021
                                                            CIK No. 0001835963

       Dear Mr. Schlachet:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated January 13, 2021.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Risk Factors
       "Legal, political, and economic uncertainty surrounding the exit of the United Kingdom from the
       EU..." , page 34

   1. Please update this risk factor as the transition period during which EU rights and obligations still
applied to the UK expired on December 31, 2020.
       Results of Operations
       Year ended December 31, 2019 compared to year ended December 31, 2018 , page 77

   2. We note you now separately present revenue and cost of revenue by service fees and fulfillment in response
to prior comment 6. However, it does not appear that you
 Amir Schlachet
Global-E Online Ltd.
February 5, 2021
Page 2
      separately analyze revenue and cost of revenue between service fees and fulfillment revenue. Please expand your disclosures accordingly. Refer to Section III.B of SEC
      Release No. 33-8350.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-10

3. We have reviewed your response to prior comment 14. Please include more of your response in your disclosure. In this regard, revise your disclosure to indicate that you do provide your platform service solution on a standalone basis. Please disclose the amount of revenue recognized from the sale of platform service solutions without fulfillment services.
4. We have reviewed your response to prior comment 15. To help the staff understand the conclusion reached by the Company, we have the following comments. Please clarify whether you have a present right for payment upon the products arrival at your hub. We refer you to ASC 606-10-25-30. Explain how you determined that the service obligation is separately identifiable from the fulfillment obligation. Refer to ASC 606-10-25-19(b)
      and 25-21. In this regard, it seems that your customers are utilizing your services to consummate the sale and deliver the product to the shopper. Tell us whether risk of satisfying that outcome binds the two obligations into one combined promised service
      (i.e., the delivery of desired product to the shopper).
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameAmir Schlachet
                                                            Division of
Corporation Finance
Comapany NameGlobal-E Online Ltd.
                                                            Office of
Technology
February 5, 2021 Page 2
cc:       Josh Kiernan
FirstName LastName